May 4, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tangela Richter and Mellissa Campbell Duru

Market Resources, Inc.
Registration Statement on Form S-3
Filed April 6, 2006
File No. 333-133060

Ladies and Gentlemen:

On behalf of Questar Market Resources, Inc., a Utah corporation (the “Company”), I am responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission set forth in the letter dated May 3, 2006 (the "Comment Letter").  Set forth below is the Company’s response to the comment raised in the Comment Letter.

In response to the Staff's comment regarding the ability of Questar Market Resources, Inc. to meet the requirements set forth in General Instruction I.B., the Company hereby confirms to the Staff that the Company is eligible to use Form S-3.

The Company satisfies the registrant requirements of General Instruction I.A of Form S-3. Under the Registration Statement on Form S-3, File No. 333-133060 (the "Registration Statement"), the Company will only be offering non-convertible investment grade securities for cash, and accordingly satisfies the requirements of General Instruction I.B.2. of Form S-3.  By letter dated March 30, 2006, Standard & Poor’s assigned a preliminary rating of “BBB+” for the referenced registration.  Furthermore, the Company’s outstanding securities are rated investment grade by Moody’s and Standard & Poor’s.

The Company is also a wholly owned subsidiary of Questar Corporation, an S-3 eligible corporation meeting all of the registrant requirements of General Instruction I.A of Form S-3, and therefore the Company meets the requirements of General Instruction I.C.2 of Form S-3.

Based on the foregoing, Questar Market Resources, Inc. hereby confirms that it is eligible to use Form S-3 in connection with the sale of the offered debt securities being registered pursuant to the Registration Statement.

Please telephone the undersigned at (801) 324-2648 or Richard Grossman at (212) 735-2116 if you have any questions or need any additional information.

Very truly yours,

/s/T. C. Jepperson

Thomas C. Jepperson

cc:

Abigail L. Jones (Questar Market Resources, Inc.)
Martin H. Craven (Questar Market Resources, Inc.)

Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)

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